ARS Pharmaceuticals, Inc.

11682 El Camino Real, Suite 120

San Diego, California 92130

May 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Joshua Gorsky

Re:	ARS Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-271359

Acceleration Request
Requested Date:	Wednesday, May 3, 2023
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ARS Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on Wednesday, May 3, 2023, at 4:30 P.M. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP at (858) 550-6136 or Asa M. Henin of Cooley LLP at (858) 550-6104. Thank you for your assistance with this matter.

Sincerely, ARS Pharmaceuticals, Inc.

By:	/s/ Alexander A. Fitzpatrick
Alexander A. Fitzpatrick, Esq.
Chief Legal Officer

cc:	Richard Lowenthal, M.S., MBA, ARS Pharmaceuticals, Inc. Kenneth J. Rollins, Cooley LLP Asa M. Henin, Cooley LLP